
FREEROLLS
POKER CLUB

FreeRolls Poker Club | Katy, Texas



"… I drive an extra 20 minutes to play poker at FreeRolls …. Great people, great place, I love it …"

FREEROLLS POKER CLUB

What We Have Done

It started with a dream.

- Generated over $1,000,000 in revenue in less than 10 months (Dec. 2018 – Sept. 2019).
- Over $540,000 of first year revenue was generated in May, June and July of 2018.
- Developed a customer base of over 4,000 in 9 months.
- Held the largest poker tournament in Texas history with a $790,000 prize pool.

FreeRolls Entertainment, Inc.

FreeRolls Poker Club | Katy, Texas

The Power of Partnerships



WPT WORLD POKER TOUR

Former Official Satellite Club

COUSHATTA CASINO RESORT KINDER, LOUISIANA

Official Marketing Partner

FreeRolls Poker Club | Katy, Texas



"… the core of our business model is 100% compliance with Texas State laws …"

FREEROLLS POKER CLUB

Poker in Texas is Legal

Tex. Penal Code § 47.02. Gambling

(a) A person commits an offense if he:

(3) plays and bets for money or other thing of value at any game played with cards, dice, balls, or any other gambling device.

(b) It is a *defense to prosecution* under this section that:

(1) the actor engaged in gambling in a private place;

(2) no person received any economic benefit other than personal winnings; and

(3) except for the advantage of skill or luck, the risks of losing and the chances of winning were the same for all participants.

Our Legal Model

the actor engaged in gambling in a private place;

- FreeRolls Poker Clubs are 100% private, membership based.

no person received any economic benefit other than personal winnings; and

- The "house" makes no money from the playing of poker. In other words, the establishment, nor any third party can make money from the game play including dealer tips, food being paid for with money from the game or the house taking a percentage of money from each hand – often referred to as "the rake".

the risks of losing and the chances of winning were the same for all participants.

- FreeRolls does not offer any tournament specials or extra chips or incentives to players.

Professional FreeRolls Poker Club | Katy, Texas

We're Different

- We do not an illegal "seat fee" or "time rental" fee.
- We only charge patrons for access to our onsite security services at $15/hr.
- This fee is paid by every member of the club once they check into the main club area.
- Every member of the club must sign a Security Access disclaimers which serves as confirmation that the club does not charge nor generate any money from any of our games.







Revenue Streams

We have 4 primary revenue streams

- $15/hr. Security Access Fees
- Advertising
- Food and drinks
- Venue rentals


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In-Table Advertising

Our exclusive “in-table” advertising portals will consist of 7-inch touch screen devices that will show (3) 20-second “static” ads every minute and (2) 15-second interactive video ads every 30 minutes.

Each table will have an advertising units inventory that can be purchased by an advertiser based on day parts and frequency.


BURGER CHEF
RESTAURANT
$5 OFF
Any Purchase of $25 or more
$10 OFF
Any Purchase of $50 or more
BIGGER MOUTH BURGER
FREE
Pitcher of House Margarita with any purchase of $40 more
HALF
OFF Lunch
Buy 1 Lunch, Get the 2nd Half off
See store for details. These coupons valid only at participating BURGER CHEF RESTAURANT locations.

Pricing Model

- The pricing baseline our in-table ads is established on a 4 table baseline meaning that even though the advertisements will play on all tables in the club the only ones the advertiser will actually is pay for is 4.

- The reasoning behind this approach is that not all tables will be full for a total 8-hour period but due to our offering of free cash everyday, an average of 4 tables will have players on any given day, so we discount the pricing down to 4 tables.

- The exposures/time of ad runs is calculated on a 7-hour day even though the club will be open for 12 hours during the week and 15 hours on Fridays and Saturdays. So under this approach, the advertiser will actually be paying for less hours than the ads will actually run.

Advertiser Value

- Captive audience.
- Direct advertising to a captive, growing and engaged audience member who has an incentive to view and interact with the ad.
- Direct response advertising with immediate results and retention.
- Unique and non-saturated advertising medium/ venue.
- Value added offers and customer loyalty incentives.


creathrive.com

FreeRolls Poker Club | Katy, Texas



"… we are only as good as our least satisfied customer …"

FreeRolls Poker Club

24025 Katy Freeway
Katy, Texas 77494
281-675-5510
freerollspokerclubs.com